ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
David C. Sullivan 617-951-7362 617-477-7723 fax david.sullivan@ropesgray.com

October 31, 2018

BY EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Anu Dubey

Re:  Preliminary Proxy Statement of Dryden Capital Fund L.P., et al. for:

       PIMCO Municipal Income Fund (“PMF”) (File No. 811-10377)

       PIMCO California Municipal Income Fund (“PCQ”) (File No. 811-10379)

       PIMCO New York Municipal Income Fund (“PNF”) (File No. 811-10381)

       PIMCO Municipal Income Fund II (“PML”) (File No. 811-21076)

       PIMCO California Municipal Income Fund II (“PCK”) (File No. 811-21077)

       PIMCO New York Municipal Income Fund II (“PNI”) (File No. 811-21078)

       PIMCO Municipal Income Fund III (“PMX”) (File No. 811-21187)

       PIMCO California Municipal Income Fund III (“PZC”) (File No. 811-21188)

       (each a “Fund” and, collectively, the “Funds”)

Dear Ms. Dubey:

On behalf of our clients, the Funds, we are writing to bring to the Staff’s attention what we believe are material misstatements contained in the preliminary proxy statement filed on October 23, 2018 by Dryden Capital Fund, LP, Dryden Capital, LLC, Dryden Capital GP, LLC, T. Matthew Buffington and Matthew C. Leavitt (collectively, “Dryden”) (the “Dryden Proxy”) with respect to the 2018 annual meeting of shareholders of the Funds. The Funds believe that absent corrections to certain statements made in these proxy materials, the Dryden Proxy is materially misleading to the Funds’ shareholders in violation of Rule 14a-9 (“Rule 14a-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These concerns are set forth below.

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1.

The Dryden Proxy contains false and misleading statements regarding the actions taken by Pacific Investment Management Company LLC (“PIMCO”) and the Funds’ Boards of Trustees (collectively, the “Board”) to provide liquidity to holders of the Funds’ Auction Rate Preferred Shares (“ARPs”). The Dryden Proxy includes the following statements:

•

“We are writing to you today because we believe that a new trustee and advocate for the holders of ARPs is needed to spearhead meaningful changes at PIMCO to address the Funds’ refusal to provide liquidity to holders of ARPs.” (emphasis added)

•	“Now we are asking our fellow Preferred Shareholders to take the next step and elect a trustee to the Boards to advocate for real liquidity for the holders of the ARPs.” (emphasis added)

•

“Based on their past inaction and recent below-market tender offer in the face of repeated good faith arguments from Dryden for liquidity, we doubt that the current trustees nominated for reelection to the Board pursuant to the Company’s proxy statement will address the liquidity concerns of the holders of the ARPs.” (emphasis added)

Contrary to Dryden’s claim that the Funds have “refused” to provide liquidity to their ARPs holders, each Fund recently concluded a tender offer, pursuant to which holders of ARPs were given an opportunity to tender up to 100% of their ARPs. While Dryden chose not to participate in these tender offers, the tender offers provided real liquidity to ARPs holders, as evidenced by the fact that more than $200 million in ARPs were tendered in the aggregate across all Funds and a substantial holder of each Fund’s ARPs tendered 100% of its holdings. Accordingly, Dryden’s statements above are false and misleading. We also note that the Funds’ Trustees (including preferred share Trustees) have a fiduciary duty to act in the best interests of the Funds, and in carrying out this duty, they must consider the interests of all shareholders, both common and preferred. Accordingly, providing liquidity to ARPs holders is only one of many factors the Trustees consider when overseeing the Funds’ use of leverage.

2.

The Dryden Proxy contains misleading statements about available financing alternatives to the Funds ARPs. The Dryden Proxy states that, with respect to the Funds’ ARPs, “there are better financing alternatives available to the Fund.” We believe this is misleading, as it presents an unsupported opinion as an unqualified statement of fact. Dryden offers no factual foundation to support its assertion that other financing alternatives are “better” for the Funds than the ARPs. Without any supporting analysis, Dryden presents a conclusory statement that is implicitly based on Dryden’s predictions of the value that alternative financing options may provide to the Funds. Accordingly, we believe this statement is false or misleading under Rule 14a-9, and point to the example in Note a. thereto in support of our position—“[p]redictions as to specific future market values.”

To determine that replacing all or a portion of a Fund’s ARPs with an alternative form of leverage is in the best interest of the Fund requires a careful analysis of current and projected market conditions and interest rates, as well as the costs, risks, terms and conditions associated with each form of alternative financing. In this regard, at each quarterly Board meeting, the

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Board receives and reviews detailed information from PIMCO (one of the world’s premier fixed income investment managers) and asks questions regarding the Funds’ use of leverage and the risks associated with different leverage alternatives. Furthermore, earlier in 2018, PIMCO recommended, and the Trustees approved, a discounted ARPS tender offer for each Fund at 85% of the ARPs’ liquidation preference, contingent upon the successful issuance of Variable Rate Municipal Term Preferred Shares (“VMTPS”). PIMCO and the Board approved the conditional tender offers, in part, because they believed the discounted tender price was sufficiently accretive to common share NAV to help offset costs of the tender offers and the increased financing costs to the Funds, as well as to compensate for the loss of the valuable permanency and other benefits of the ARPs. Moreover, as discussed further below, PIMCO and the Board believe that the price of the tender was fair and in the Funds’ and shareholders’ best interests.

3.

The Dryden Proxy contains numerous false and misleading statements regarding the background of Dryden’s solicitation and communications with the Funds’ Trustees and officers. In the section titled “Background to the Solicitation” the Dryden proxy statement includes the following statements:

•

On April 17, 2018, Dryden began expressing its concerns about the ARPs to representatives of PIMCO who are not members of the Board (“Management”). Management’s responses to our concerns lacked substance. (emphasis added)

•	On June 20, 2018, Dryden e-mailed Management and the Preferred Trustees to follow up on scheduling the meeting to search for a more cooperative solution, but was ignored. (emphasis added)

•	On July 9, 2018, Dryden e-mailed Management and the Preferred Trustees to again follow up on scheduling the meeting, but was again ignored. (emphasis added)

•

On July 20, 2018 PIMCO announced the tender offer at 85% of Par [sic] and on July 23, 2018, PIMCO subsequently e-mailed Dryden offering a phone call with members of Management (but refused Dryden’s request to involve the Preferred Trustees).

•

On August 21, 2018, after refusing all our previous attempts to engage, the Funds’ Preferred Trustees finally requested to meet with Dryden…The meeting occurred August 30, 2018 and Dryden was again met with a refusal to answer simple questions about the ARPs.

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These statements individually contain material omissions and untrue statements of fact, and collectively amount to misleading attempts to impugn the character of the Board and PIMCO. In particular, we point to the following:

•

In April 2018, after Dryden informed PIMCO of its intent to advocate for a liquidity event for the ARPs, PIMCO requested that Dryden enter into a non-disclosure agreement (“NDA”) with PIMCO and Funds. This request was consistent with the Funds’ and PIMCO’s practice when engaging in discussions with other ARPs holders, as good faith discussions or negotiations involving a potential liquidity event for the ARPs are likely to involve the provision by PIMCO/the Funds of material non-public information (i.e., the price of a potential tender offer). Absent Dryden’s entry into a non-disclosure agreement, the provision of material non-public information to Dryden as a Fund shareholder would involve a violation of Regulation FD under the Securities Act of 1933. Dryden refused to enter into an NDA, which significantly limited PIMCO’s ability to respond to Dryden’s inquiries or engage in meaningful discussions regarding possible liquidity opportunities for the ARPs. Dryden’s proxy statement is misleading for failure to disclose this key information.

•

On June 20, 2018, contrary to Dryden’s assertion that they were ignored, management at PIMCO responded to and acknowledged Dryden’s request for a meeting. At that time, PIMCO and the Funds were engaged in discussions with Wells Fargo, a significant holder of the Funds’ ARPs, regarding potential tender offers. These discussions were subject to an NDA. As noted above, because Dryden had refused to enter into an NDA on substantially the same terms, PIMCO was unable to engage in more detailed discussions with Dryden at that time regarding the Funds ARPs.

•

On July 9, 2018, discussions remained ongoing between PIMCO and Wells Fargo. The tender offers were nearing public announcement, and PIMCO determined to wait until after the public announcement to reinitiate discussions with Dryden.

•

On July 23, 2018, PIMCO scheduled a meeting with Dryden, because the Funds’ tender offers had been publicly announced, such that PIMCO was able to engage in more substantive discussions with Dryden and openly respond to their questions about the Funds’ ARPs.

•

The Board, including the Trustees elected by the Funds’ preferred shares (the “Preferred Share Trustees”), were kept apprised of PIMCO’s communications with Dryden throughout the process. Once the tender offers were announced and PIMCO had engaged in additional conversations with Dryden, the Preferred Share Trustees responded to Dryden’s request for a meeting.

•

On August 30, 2018, certain of the Funds’ Preferred Share Trustees met with and provided fulsome information to Dryden and responded to all questions regarding the Board’s ongoing review of the Funds’ use of leverage, including the Board’s current view of the ARPs and considerations in approving the tender offers. Dryden’s assertion that they were met with a “refusal to answer simple questions” is patently false.

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In light of the omissions and factual inaccuracies noted above, we believe that Dryden’s statements are false and materially misleading under Rule 14a-9 and point to the example in Note b. thereto in support of our position—“[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.” Dryden’s decision to omit pertinent information regarding PIMCO’s request to enter into an NDA, and Dryden’s repeated inaccurate assertions that PIMCO and the Board “ignored” their communications reflect a clear intent to cast PIMCO and the Board as unresponsive to and dismissive of ARPs holders.

In fact, PIMCO was responsive to Dryden and willing to engage in good faith discussions with Dryden, subject to the execution of a customary and reasonable NDA. This is evidenced by PIMCO’s negotiations with Wells Fargo that took place over the same period. The Board was kept apprised of PIMCO’s communications with Dryden, and both PIMCO and the Funds’ Preferred Share Trustees met with, and provided information to Dryden promptly once the tender offers were publicly announced.

4.	The Dryden Proxy contains misleading statements regarding the value of the ARPs in the secondary market. The Dryden Proxy includes the following statements:

•

“The recent tender offer, announced on July 20, 2018 and completed on September 11, 2018, for the ARPs at 85% of their liquidation preference was, in our opinion, inadequate. Not only was the tender offer price below the level where the ARPs were trading in the secondary market, it was also significantly below the price where PIMCO’s peers have provided liquidity to their own ARPs Shareholders.” (emphasis added)

•

“On July 25, 2018, Dryden held a call with Management, discussed the tender offer dated July 20, 2018, and expressed Dryden’s displeasure with the price; the tender offer price was below recent prices seen in the secondary market.” (emphasis added)

We believe these statements are misleading, because they are unsupported and omit material information regarding the secondary market for the Funds’ ARPs. Notably, the secondary market for the Funds’ ARPs is generally limited to privately negotiated transactions, which typically involve relatively small quantities of shares (as evidenced by Dryden’s own transaction history included as Schedule I to the Dryden Proxy, where transaction sizes ranged from one share up to 25 shares). In contrast, the Funds each offered their ARPs holders an option to tender up to 100% of their ARPs. Accordingly, we believe it is misleading to compare

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the price for ARPs sold in small private transactions to the price of a tender offer for up to 100% of the Fund’s outstanding ARPs. Therefore, we believe that Dryden’s assertion that the tender offer price was “below the level” where ARPs were trading in the secondary market is materially misleading.

Furthermore, we note that Dryden has provided no supporting data for its statements regarding the prices at which the Funds’ ARPs traded in secondary market. PIMCO, through discussions with current and former ARPs holders, has obtained information suggesting that 85% of the ARPs’ liquidation preference was in line with certain other transactions involving the ARPs on/around the same period as the tender offers. In addition, the fact that each Fund received participation from Wells Fargo and other ARPs holders may suggest that higher prices in the secondary market were not readily available for those who tendered ARPs in the quantities they desired and suggests that 85% of the ARPS’ liquidation preference was a fair price. Therefore, we believe the language in the Dryden Proxy should be revised to reflect that only some transactions in the secondary market for ARPs may have been above the tender offer price offered by the Funds.

5.	The Dryden Proxy contains false and misleading statements that overstate Dryden’s holdings of the Funds’ Auction Rate Preferred Shares.

•

The Dryden Proxy states that “Dryden beneficially owns a total of 147 shares of preferred stock, including the shares of Auction Rate Preferred Stock, $25,000 liquidation preference per share of each of the Funds (‘ARPs’).” This statement is inaccurate and misleading for two reasons.

First, Dryden does not own 147 shares of ARPs of each Fund, but rather, owns 147 shares of ARPs across all eight Funds. For example, with respect to PCK, Dryden holds only two shares of ARPs. Accordingly, the Dryden Proxy materially overstates Dryden’s holdings of ARPs of each Fund. Second, Dryden holds shares of only ARPs and does not hold any of the Funds’ VMTPS. The use of “including” in the sentence above falsely implies that Dryden holds other types of preferred shares of the Funds.

•	The Dryden Proxy reports the dollar range of securities it holds of PCK as “$50,001-$100,000,” based on “the par value of ARPs owned.”

As noted above, Dryden holds two shares of ARPs of PCK, which have a liquidation preference of $25,000 (though, as noted below, it is unlikely Dryden could receive 100% of the ARPs’ liquidation preference if it were to sell the ARPs). Accordingly, this range should be reported by Dryden as “$10,001–$50,000, in accordance with the instructions to paragraph (b)(5) of Item 22 of Rule 14a-101 (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act).

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We also note that using 100% of the liquidation preference of the ARPs to calculate the dollar amount of Dryden’s holdings in each Fund is potentially misleading, as Dryden has not provided any evidence that its ARPs holdings could be sold at their full liquidation preference. We suggest that Dryden’s disclosure be clarified to note that the ARPs’ full liquidation preference is not necessarily the actual dollar value of Dryden’s holdings or the price at which they purchased the ARPs.

•

In the section titled “Additional Participant Information,” the Dryden Proxy aggregates its holdings of the Funds’ ARPS for purposes of satisfying the disclosure requirements of paragraph (b)(1)(v) of Item 5 of Schedule 14A.

In accordance with Item 5 of Schedule 14A, this information should be disclosed with respect to each registrant. By aggregating its positions, Dryden presents incomplete and misleading information regarding its beneficial ownership position in respect of each Fund.

6.	The Dryden Proxy incorrectly describes the shares that Dryden is entitled to vote.

The Dryden Proxy states:

•

“As of the date hereof, Dryden collectively owns an aggregate of 147 shares of ARPs. In addition, the Funds have issued Variable Rate Municipal Term Preferred Shares (“VMTPS” and together with ARPs, the “Preferred Shares”) and shares of common stock, par value $0.001, of the Funds (the “Common Stock” and together with the Preferred Shares, the “Stock”). We intend to vote such shares of Preferred Shares, and all proxies delivered to Dryden, as follows:”

The use of “such share of Preferred Shares” in the last sentence suggests that Dryden currently has authority to vote shares of VMTPS described in the preceding sentence. Accordingly, this language should be revised to reflect that Dryden only has authority to vote its own shares of ARPs, and any proxies delivered to Dryden.

7.

The Dryden proxy contains inaccurate and misleading information regarding the alignment of Dryden’s interests with the interests of other shareholders. In the section titled “Reasons for the Solicitation,” the Dryden Proxy states:

“In our opinion, our ownership aligns us well with the interests of the holders of ARPs because we share their economic risks and would share in their economic upside if the Funds prosper from our strategic vision for liquidity.” (emphasis added)

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The underlined statement above is materially misleading, because it implies that Dryden will benefit from ARPs liquidity only if the Funds prosper. In fact, ARPs holders may experience significant economic upside from a liquidity event that is detrimental to the Funds as whole (i.e., ARPs may be replaced with financing that is more costly, subject to additional risks, and/or associated with covenants that are more restrictive to the Funds’ portfolio management).

We urge the Staff to consider carefully the issues and concerns raised and require Dryden to make appropriate corrections to their proxy statement. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan